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                                                                    EXHIBIT 99.1

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MCLEODUSA ACQUIRES QST COMMUNICATIONS OF PEORIA, IL

CEDAR RAPIDS, IA, JULY 27, 1998 - McLeodUSA Telecommunications Services, Inc., a wholly-owned subsidiary of McLeodUSA Incorporated (Nasdaq/NMS:MCLD) announced today that it has signed a definitive agreement to purchase QST Communications Inc. of Peoria, Illinois. The cash and stock transaction requires regulatory approval before closing.

QST Communications is a subsidiary of QST Enterprises Inc., which is a first-tier subsidiary of CILCORP Inc. (NYSE: CER), an energy industry holding company headquartered in Peoria. QST Communications provides high bandwidth fiber optic-based communication services to business customers in the Peoria area. QST Communications began constructing an intra-city fiber optic network in Peoria in the spring of 1996 and now has approximately 112 route miles in the Peoria area and will continue development on a 65 route mile extension connecting Peoria to Springfield.

Steve Gray, President and Chief Operating Officer of McLeodUSA, stated, "This is a strategic acquisition for us, adding route miles of advanced fiber optic network in and between two key Illinois cities where we have market share and had planned to build network soon."

The long-standing McLeodUSA three-part strategy includes building customer share, constructing network, and migrating customers onto that network as a true facilities-based provider. Gray: "The addition of more than 175 route miles, and the opportunity to serve QST Communications' existing customers using our own facilities, accelerates all three elements of our strategy. In addition, this agreement is an extension of the McLeodUSA emphasis on creating strategic alliances with energy/utility companies."

QST Enterprises President Mark Elliott stated, "By delivering exceptional customer service and reliability to key customers through our SONET network, QST Communications has been very successful in becoming a premier communications provider in central Illinois. This agreement between QST and McLeodUSA will result in central Illinois businesses having a wide array of telecommunications services available through McLeodUSA, while still maintaining the level of customer support and reliability consumers have come to expect from QST."

Gray added, "McLeodUSA has had a local presence in central Illinois for many years, and we are committed to increasing our presence in the region. Peoria is one of the thirty Midwestern cities identified in our October 1997 agreement with AT&T to provide dedicated access service. And, Peoria is also one of our initial 50 "MainStreet" cities targeted for network construction along the business corridors of the City. This acquisition speeds our ability to accomplish something we had already planned to do, and will allow us to begin selling dial tone in Peoria soon after receiving regulatory clearance and closing this deal."

McLeodUSA is a provider of integrated telecommunications services to businesses and residential customers. The Company's telecommunications customers are located in ten Midwestern and Rocky Mountain States. The combined firm is a 14-state facilities-oriented telecommunications provider with 7 switches, and nearly 314,000 local lines, 4,700 employees, and 5,100 route miles of fiber optics network. In the next 12 months, the Company's publishing subsidiaries will distribute nearly 15 million copies of competitive directories in 21 states, reaching a population of nearly 27 million.

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